

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Mr. Ricardo J. Nunez, Esq.
Senior Vice President, General Counsel and Corporate Secretary
HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re: HD Supply Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 12, 2013**
> **File No. 333-187872**

Dear Mr. Nunez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as portions of your capitalization and dilution tables, are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Special Note Regarding Forward-Looking Statements and Information, page ii

4. We note your statement that "[t]hese forward-looking statements include all matters that are not historical facts." This statement appears overly broad, as your prospectus contains many statements relating to present facts and conditions which do not constitute forward-looking statements. Please revise.

Prospectus Summary, page 1

Our Company, page 1

5. We note your statement that "[w]e estimate that the aggregate size of our currently addressable markets is approximately $110 billion annually." Please revise to clarify what you mean by the term "currently addressable markets." Please also clarify the extent to which you would need to expand operations to reach what you defined as the "currently addressable markets."

6. Please also include the increase in net loss for the fiscal year ended February 3, 2013, as compared to the fiscal year ended January 29, 2012, with a view to balancing the disclosure regarding your net losses with that of your net sales and Adjusted EBITDA.

7. Please provide us with support for your statements in the third paragraph on page 1 that you have a "competitive advantage" and "best-in-class technology," or revise such assertions. Please also provide the basis for your statement on page 5 that you have a "leadership position" in the Maintenance, Repair & Operations sector, or revise.

8. We note your statement that you "believe [y]our company is well-positioned to continue to grow in excess of the markets in which [you] operate." Please provide additional disclosure in the prospectus about the way(s) in which you plan to grow beyond the markets in which you currently operate, including whether you plan to grow geographically, enter into new product or service markets, or both.

Summary of Reportable Segments, page 2

9. Please provide additional disclosure regarding the basis for management's belief regarding the estimated market positions disclosed on page 3. This comment also applies to your disclosure on page 88.

Our Strengths, page 6

10. Please revise this section and the "Our Strategy" section beginning on page 9 to minimize or eliminate duplicative disclosures, and to ensure that the disclosure regarding your strengths and strategies is appropriately balanced with disclosure regarding the risks you face. In this regard, we note that the length of the "Our Strengths" and "Our Strategy" sections is much greater than the "Summary of Risk Factors" section. Please refer to Item 503(a) of Regulation S-K.

Proven Results, page 8

11. Please provide additional detail regarding the basis for management's estimates of market growth as illustrated in the first chart on this page. Please also clarify the way in which management has defined each "addressable market." This comment also applies to your disclosure on page 91.

Ownership and Corporate Information, page 10

12. Please provide a chart depicting your organizational and ownership structure following the offering.

13. Please disclose in this section or under a separate heading in "Summary" any payments, compensation, or the value of any equity that each of your Equity Holders, directors or executive officers received or will receive in connection with the offering, including from:

- dividends on your common stock;

- equity awards granted or vested in connection with the offering; and

- any proceeds of this offering.

Equity Sponsor Overview, page 10

14. Please briefly describe the way in which your Equity Sponsors acquired their equity ownership in you. Please also disclose that your Equity Sponsors are entitled to elect 9 out of 10 members of your board of directors, as you disclose on pages 39, 103, and elsewhere in your prospectus.

15. Please also disclose that your Equity Sponsors may acquire or hold interest in businesses that compete directly with you, or may pursue acquisition opportunities which are complimentary to your business, making such an acquisition unavailable to you.

Summary Consolidated Financial and Operating Data, page 13

16. Where you present pro forma as adjusted Interest expense and pro forma as adjusted Adjusted net income (loss) giving effect to the use of proceeds from this offering, please also present pro forma as adjusted Adjusted net income (loss) per share data giving effect to the number of shares to be issued in connection with the offering whose proceeds will be used to repay debt. Please also provide accompanying disclosure to show how pro forma per share amounts were determined.

17. Please revise note (2) to the table to disclose the amount of current maturities of debt excluded from total debt. Please also add a note to the table to clarify that total assets are presented inclusive of cash equivalents restricted for debt redemption, whereas total debt is presented exclusive of current maturities of debt.

18. It appears Adjusted working capital is a non-GAAP measure. As such, please revise note (3) to the table to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K with respect to this measure. Explain why unrestricted cash is excluded from current assets for purposes of computing this measure. Please also disclose whether and how this measure is used by management.

19. Please ensure notes (7) and (8) to the table show in a reasonable amount of detail how you computed each pro forma and pro forma as adjusted amount. In this regard, a pro forma presentation in accordance with Rule 11-01(a)(8) of Regulation S-X may be appropriate.

20. Please revise note (8) to quantify the one-time expenses that will be recorded upon consummating the offering and using the proceeds to repay debt but are excluded from the pro forma as adjusted data; e.g., any prepayment penalties and/or make whole provisions that will be incurred in connection with the repayment of debt and the fee you expect to pay the Equity Sponsors to terminate the consulting agreements.

21. Please make conforming revisions, as applicable, to your disclosures under Selected Consolidated Financial Data.

Risk Factors, page 16

Risks Relating to Our Business, page 16

We may be unable to achieve or maintain profitability, page 18

22. We note that you have set goals to "improve [y]our profitability" and that you disclose in this risk factor your net losses in fiscal 2012 and 2011. Please also disclose in this section your net losses in fiscal 2010, as it appears from the Statement of Operations on page F-3 that you also had a net loss in fiscal 2010. Please also revise this risk factor to

clarify your reference to improving profitability, as it does not appear that you were profitable in any of the last 3 fiscal years.

Risks Relating to our Indebtedness, page 34

We have substantial debt and may incur substantial additional debt, page 34

23. Please quantify in this risk factor the amount of interest expense incurred in fiscal 2012, with a view to providing investors with additional detail regarding the impact of your indebtedness on your operating cash flows.

Risks Relating to Our Common Stock and This Offering, page 37

A few significant stockholders control the direction of our business, page 39

24. We note your statement on page 42 that "[t]he interests of the Equity Sponsors may not always coincide with the interest of the other holders of our common stock." Please describe the way(s) in which the interests of the Equity Sponsors may not align with the interests of the public shareholders.

Use of Proceeds, page 43

25. Please specify which debts you intend to repay with proceeds of the offering, the order of repayment and the approximate amount of proceeds intended to be used for repayment of each note or loan. Please also disclose the interest rate and maturity date of such indebtedness and quantify any call premiums or make-whole provisions. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness, other than short-term borrowings used for working capital. Refer to Item 504 of Regulation S-K.

26. We note your disclosure on page 123 under Consulting Agreements that you may pay to the Equity Sponsors an aggregate fee equal to a specified percentage of the transaction value of certain types of transactions that you complete. If you expect to pay the Equity Sponsors such a fee in connection with this offering, please disclose this information including the expected amount of the fee under Use of Proceeds. Please also disclose such information on page 12 where you summarize the terms of the offering. Please include as a use of proceeds the expected termination fee that will occur upon consummation of this offering and cancellation of the consulting agreement.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52</u>

<u>Key Business Metrics, page 54</u>

<u>Cash interest expense, page 55</u>

27. In light of your disclosure that the financial metric cash interest expense is useful for analyzing the cash flow needs and debt service requirements of the Company, please tell us your consideration of also disclosing under this heading: a) a reconciliation from cash interest expense to cash paid for interest (included as supplemental cash flow information on page F-46); and b) cash payments for debt issuance and modification fees including original issue discounts and cash payments for PIK interest in connection with extinguishments of debt.

28. Please reconcile for us PIK interest in the reconciliation of interest expense to cash interest expense to PIK interest as disclosed on page F-46 under Significant Non-Cash Transactions.

<u>Results of Operations by Reportable Segment, page 65</u>

29. Please revise to quantify, to the extent practicable, the factors you cite as impacting your results of operations for each reportable segment. For example, please quantify the factors attributable to your increase in net sales and increase in Adjusted EBITDA within the Facilities Maintenance segment.

<u>Facilities Maintenance, page 65</u>

<u>Fiscal 2012 compared to Fiscal 2011, page 66</u>

30. We note that your Net sales growth was "primarily due to new initiatives in the multifamily, hospitality, and healthcare markets." Please provide additional disclosure about the new initiatives to which you refer. To the extent that the increase in Net sales represents a known trend that will have or is reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, please discuss any such trend. Please refer to Item 30(a)(3)(ii) of Regulation S-K.

Waterworks, page 67

Fiscal 2012 Compared to Fiscal 2011, page 67

Net sales, page 67

31. Please revise your disclosure regarding the impact of the Water Products and RAMSCO acquisitions to quantify the impact of such acquisitions on the increase in Net sales.

Critical Accounting Policies, page 77

Stock-Based Compensation, page 80

32. Please tell us your consideration of expanding your disclosures to provide the following:

- A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted;

- A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date;

- Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the twelve-month period preceding the most recent balance sheet date, including disclosures which relate those factors to changes in assumptions;

- If significant grants and/or changes in fair value occur after the most recent annual or interim period presented in the filing and prior to the initial public offering or the estimated IPO price differs significantly from the most recent fair value determined, the disclosures requested in the first three bullet points above through the date of the initial public offering.

Security Ownership of Certain Beneficial Owners and Management, page 119

33. Please disclose by footnote or otherwise the natural person(s) with voting or investment control over the shares held by the entities listed in the beneficial ownership table. Refer by analogy to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Certain Relationships and Related Transactions, page 123

Transactions with Other Related Parties, page 125

34. Please disclose all of the information required by Item 404(a) with respect to the transactions to which you refer in this section.

Description of Capital Stock, page 126

35. We note your disclosure on page 130 that your amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain proceedings. Please also disclose that although you have included an exclusive forum provision in your amended and restated certificate of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Consolidated Financial Statements, page F-1

Note 6. Debt, page F-19

36. In light of the various covenants in your debt agreements which limit the ability of HDS and its subsidiaries to pay dividends, make other intercompany transfers, and/or otherwise transfer assets, please tell us your consideration of the applicability of the disclosure requirement in Rule 4-08(e)(3)(ii) of Regulation S-X.

37. We note your disclosure that the subsidiary guarantees of the various debt issued by HDS are subject to release under customary circumstances as stipulated in the various debt agreements. Please revise your disclosure to describe the circumstances under which the guarantees are subject to release. Please also provide these disclosures in future filings of HDS.

38. Based on your disclosures in Form S-4/A filed January 31, 2013, we note that the Indentures and applicable collateral documents for your First and Second Priority Notes provide that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral for these notes to the extent the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X. Please disclose this information in the notes to your financial statements. Please also disclose this information in future filings on Form 10-K of HDS.

Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-1

39. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Steven J. Slutzky